

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Ernesto W. Letiziano
President and Director
Signet International Holdings, Inc.
205 Worth Avenue, Suite
Palm Beach, FL 33480

> **Re: Signet International Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed July 14, 2020**
> **File No. 000-51185**

Dear Mr. Letiziano:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     William Robinson Eilers, Esq.